

November 17, 2014

<u>Via Facsimile</u>
Mr. Paulo Diniz
Interim Chief Financial Officer
Amyris, Inc.
5885 Hollis Street, Suite 100
Emeryville, CA 94608

      RE: **Amyris, Inc.**
               Form 10-K for the Year Ended December 31, 2013
               Filed April 2, 2014
               File No. 1-34885

Dear Mr. Diniz:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ John Cash

                    John Cash
                    Accounting Branch Chief